Exhibit (a)(1)(i)
HPS CORPORATE LENDING FUND
40 West 57th Street, 33rd Floor
New York, NY 10019
If you do not want to sell your shares of beneficial
interest at this time, please disregard this notice.
This is simply a notification of the Fund’s repurchase offer
November 1, 2023
Dear Shareholder:
This letter serves to inform you of important dates relating to a repurchase offer by HPS Corporate Lending Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.
Please note that, except as described below, the sale of Shares that have been issued after January 1, 2023 will be subject to an “early repurchase deduction” (except, at the discretion of the Fund, in the case of death, divorce or qualified disability of a shareholder), which will reduce your proceeds by 2%. Shares that are issued pursuant to the Fund’s distribution reinvestment plan and tendered shall not be subject to the early repurchase deduction. In addition, the sale of Shares may also be subject to income and transfer taxes.
The tender offer period will begin on November 1, 2023 and end at 11:59 p.m., Eastern Time, on December 1, 2023. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.
If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.
Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail to the Fund’s Transfer Agent, U.S. Bancorp Fund Services, LLC (d/b/a U.S. Bank Global Fund Services) per below or as instructed in the Letter of Transmittal.
HPS Corporate Lending Fund
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202
All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.
All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, December 1, 2023.
If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call the Fund’s transfer agent at (888) 484-1944.

Sincerely,

HPS Corporate Lending Fund